RMS

18008630

SEC
Mail Processing
Section

AUG 2 7 2018

Washington DC
408

| OMB APPROVAL | |
|---|---|
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| Expires: | August 31, 2020 |
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| SEC FILE NUMBER |
|---|
| 8- 30116 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 6/30/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins Advisors, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Ave.
(No. and Street)

Middleton (City) Wisconsin (State) 53562 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louise P. Googins 608-836-3229 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins Advisors, Inc, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Louise Googins
Signature

President
Title

Notary Public
COMMISSION EXP. 04/08/2020

K A JOHNSTON
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Googins Advisors, Inc

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Googins Advisors, Inc, as of June 30, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Googins Advisors, Inc as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of Googins Advisors, Inc's management. Our responsibility is to express an opinion on Googins Advisors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Googins Advisors, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital Pursuant to Rule 15c3-1(f), Reconciliation with Computation Included in Part II of Form X-17A-5, Computation for Determination of Reserve Requirements Required by Rule 15c3-3, and Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Googins Advisors, Inc's financial statements. The supplemental information is the responsibility of Googins Advisors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Googins Advisors, Inc's auditor since 2018.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
August 23, 2018

**Googins Advisors, Inc.**
**Statement of Financial Condition**
**June 30, 2018**

## ASSETS

| | 2018 |
|---|---|
| **CURRENT:** | |
| Cash and cash equivalents | $ 173,703 |
| Commissions receivable | 57,795 |
| Refundable income taxes | 3,600 |
| Marketable securities | 27,381 |
| **TOTAL CURRENT ASSETS** | 262,479 |
| | |
| **FIXED ASSETS, at cost:** | |
| Leasehold improvements | 268,565 |
| Office Equipment | 130,350 |
| **TOTAL FIXED ASSETS** | 398,915 |
| Less accumulated depreciation | (219,088) |
| **NET FIXED ASSETS** | 179,827 |
| **INTANGIBLE ASSETS:** | |
| Customer lists | 62,347 |
| Less accumulated amortization | (43,684) |
| **NET INTANGIBLE ASSETS** | 18,663 |
| **TOTAL ASSETS** | $ 460,969 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES:** | |
| Accounts payable | $ 3,962 |
| Income taxes payable | 8,640 |
| **TOTAL CURRENT LIABILITIES** | 12,602 |
| | |
| **NON-CURRENT LIABILITIES:** | |
| Deferred income taxes | 16,800 |
| **TOTAL LIABILITIES** | 29,402 |
| **STOCKHOLDER'S EQUITY:** | |
| Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding | 10,000 |
| Less treasury stock (5,000 shares at par value) | (5,000) |
| Retained earnings | 426,567 |
| **TOTAL STOCKHOLDER'S EQUITY** | 431,567 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 460,969 |

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Income
For the Year Ended June 30, 2018

| | | 2018 |
|---|---|---|
| REVENUE: | | |
| Mutual funds and 12b-1 fees | $ | 497,473 |
| Commissions and Advisory Fees | | 1,836,545 |
| Investment income | | 22,135 |
| Unrealized gain on investments | | 5,934 |
| TOTAL REVENUE | | 2,362,087 |
| EXPENSES: | | |
| Directors fees | | 75,000 |
| Salaries and benefits | | 1,921,953 |
| Independent contractors | | 7,648 |
| Payroll processing | | 2,016 |
| Repairs | | 10,792 |
| Rents | | 99,000 |
| Building expenses | | 7,231 |
| Payroll taxes | | 59,927 |
| Advertising | | 11,000 |
| Printing and publication | | 1,483 |
| Insurance | | 9,095 |
| Retirement plan fees | | 872 |
| Accounting fees | | 15,028 |
| Legal and professional | | 629 |
| Fees and licenses | | 15,463 |
| Telephone | | 23,786 |
| Office supplies and postage | | 7,350 |
| Computer expense | | 18,305 |
| Contributions | | 1,635 |
| Client gifts | | 12,806 |
| Meeting expense | | 4,356 |
| Travel and mileage | | 382 |
| Meals and entertainment | | 574 |
| Interest expense | | - |
| Depreciation | | 10,405 |
| Amortization | | 4,724 |
| Miscellaneous | | 840 |
| TOTAL EXPENSES | | 2,322,299 |
| **Income before income taxes** | | 39,788 |
| **Income tax expense** | | 8,116 |
| NET INCOME | $ | 31,672 |

The accompanying notes are an integral part of the financial statements.

**Googins Advisors, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended June 30, 2018**

| | Common Stock | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, June 30, 2017 | $ 10,000 | $ (5,000) | $ 394,895 | $ 399,895 |
| Prior period adjustment | - | - | - | - |
| | 10,000 | (5,000) | 394,895 | 399,895 |
| Net Income | | | 31,672 | 31,672 |
| Balance, June 30, 2018 | $ 10,000 | $ (5,000) | $ 426,567 | $ 431,567 |

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2018

| | | 2018 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | $ | 31,672 |
| Adjustments to reconcile net income to net cash used for operating activities: | | |
| Depreciation | | 10,405 |
| Amortization | | 4,724 |
| Unrealized gain on investments | | (5,934) |
| (Increase) decrease in: | | |
| Accounts receivable | | 5,810 |
| Refundable income tax | | (3,600) |
| Increase (decrease) in: | | |
| Accounts payable | | (1,551) |
| Income tax payable | | 4,840 |
| Deferred income taxes | | - |
| Accrued retirement contribution | | - |
| Net cash provided from operating activities | | 46,366 |
| **CASH FLOWS FROM FINANCING ACTIVITIES;** | | |
| Decrease due to stockholder | | - |
| Net cash used for financing activities | | - |
| **NET INCREASE IN CASH** | | 46,366 |
| **CASH AND CASH EQUIVALENTS, beginning of year** | | 127,337 |
| **CASH AND CASH EQUIVALENTS, end of year** | $ | 173,703 |
| **SUPPLEMENTAL DISCLOSURE;** | | |
| Interest expense | $ | - |
| Income taxes | $ | 6,876 |

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Notes to Financial Statements

## Note 1 – Summary of Significant Accounting Policies

### Organization and Nature of Operations

Googins Advisors, Inc. (the Company) is a registered Broker/Dealer. The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Wisconsin on July 1, 1983 and transacts business in investment advisory services; variable life products; mutual funds; acting as a non-exchange member arranging for transactions in listed securities by an exchange member; and 529 College Savings plans.

The Company is an introducing Company and does not perform any type of clearing function for itself or others. The Company does not hold customer funds or securities. The Company accepts customers' orders and enters orders. The Company's customers are natural and non-natural persons.

### Financial Statement Presentation

The financial statements have been prepared in accordance with the Generally Accepted Accounting Principles.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

### Commissions Receivable

Management believes that, based on industry practice and collection history, the balance receivable on June 30, 2018, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

### Deferred Income Tax

Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes, and the differences between tax basis and book basis of fixed assets and marketable securities.

### Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight line method over the estimated useful lives of the assets, which range from 5 to 39 years. Depreciation expense totaled $10,404 for the year ended June 30, 2018.

## Note 1 – Summary of Significant Accounting Policies (Continued)

Property and Equipment (Continued)
Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangible Assets
Intangible assets are stated at cost and are amortized using the straight-line method over a range from 12 to 15 years. Amortization expense totaled $4,724 for the year ended June 30, 2018.

Securities Transactions
Marketable securities held by the Firm are valued at fair value.

Income Recognition
Income is derived from the commissions, brokerage fees and service fees charged. Income is recognized when earned in accordance with generally accepted accounting principles.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

## Note 2 – Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At June 30, 2018, the Company did not have any Level 2 or Level 3 inputs.

## Note 2 – Fair Value Measurements (Continued)

Marketable equity securities held by the Company at June 30, 2018, consist of 300 shares of NASDAQ OMX Group stock which is valued at the unadjusted quoted prices in active markets for identical assets (Level 1) at yearend.

| June 30, 2018 | Original Cost | Market Value |
|---|---|---|
| NASDAQ OMX common stock | $ 3,300 | $ 27,381 |

## Note 3 - Income Taxes

The Company files federal and Wisconsin tax returns. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress for any tax periods. The Company believes it is no longer subject to income tax examinations for years prior to 2014.

The Company's income tax expense for the year ended June 30, 2018 consists of the following:

| | |
|---|---|
| Current income taxes | $ 8,116 |
| Deferred income taxes | - |
| Income tax expense | $ 8,116 |

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at June 30, 2018.

The Company's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

## Note 4 – Cash Balance Pension Plan

The Company Cash Balance Plan which was established on May 1, 2015 was terminated on February 14, 2017. As of June 30, 2018, there were no retirement contribution expenses for this plan. Final distributions from this plan were made on August 13, 2018.

## Note 5 – Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended June 30, 2018, was $11,000.

## Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

### Note 7 – Related Party Transactions Operating Lease Commitment

The Company's operating facility is leased from a stockholder of the Company under a lease agreement. Rent expense totaled $99,000 for the year ended June 30, 2018.

### Note 8 – Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2018, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At June 30, 2018, the Company had net capital of $166,570 which was $161,570 in excess of its required net capital of $5,000 and its aggregate indebtedness was $29,402. The Company's ratio of aggregated indebtedness to net capital was .18 to 1 at June 30, 2018.

### Note 9 – Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

Schedule I

# Googins Advisors, Inc.
## Computation of Net Capital Required by Rule 15c3-1
## of the Securities and Exchange Commission
## June 30, 2018

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | 2018 |
| Total stockholder's equity qualified for net capital | $ | 431,567 |
| Less non-allowable assets: | | |
| Accounts receivable | | 57,795 |
| Refundable income taxes | | 3,600 |
| Furniture, Fixtures & Leasehold Improvements, net | | 179,827 |
| Intangible assets, net | | 18,663 |
| **NET CAPITAL BEFORE HAIRCUTS** | | 171,682 |
| Less haircuts on securities: | | |
| Equities | | 4,107 |
| Money markets | | 1,005 |
| Total haircuts on securities | | 5,112 |
| **NET CAPITAL** | $ | 166,570 |
| Net capital requirement | | 5,000 |
| **EXCESS NET CAPITAL** | $ | 161,570 |
| **NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT** | $ | 160,570 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Aggregate Indebtedness | $ | 29,402 |
| Ratio: Aggregate indebtedness to net capital | | 0.18 to 1 |

Schedule II

# Googins Advisors, Inc.
## Reconciliation with Computation Included in Part II of Form X-17A-5
## June 30, 2018

| | |
|---|---|
| Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited) | $ 166,570 |
| Audit Adjustments: | |
| Total adjustments | - |
| Net Capital as currently reported on Schedule I | $ 166,570 |

Schedule III

# Googins Advisors, Inc.
## Computation for Determination of Reserve Requirements
## Required by Rule 15c3-3 of the Securities and Exchange Commission
## June 30, 2018

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with Saxony Securities, or other qualified investment company, and promptly transmits all customer funds and securities, to Saxony Securities, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

# Googins Advisors, Inc.
## Information Relating to the Possession or Control Requirements Required by Rule 15c3-3 of the Securities and Exchange Commission
## June 30, 2018

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Saxony Securities, or other qualified investment company, and promptly transmits all customer funds and securities to Saxony Securities, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Googins Advisors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Googins Advisors, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Googins Advisors, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) Googins Advisors, Inc stated that Googins Advisors, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Googins Advisors, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Googins Advisors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
August 23, 2018

Googins Advisors, Inc.
6417 University Ave.
Middleton, Wisconsin 53562

Googins Advisors, Inc's, LLC's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Googins Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Googins Advisors, Inc.

I, Louise Googins swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Louise Googins

Title: President/CEO

July 11, 2018